Exhibit 99.17

Section I

THE QUÉBEC GOVERNMENT’S DEBT

Summary			I.3
1.		Québec’s debt	I.5
	1.1	Different concepts of debt	I.5
	1.2	Gross debt	I.6
	1.3	Net debt	I.13
	1.4	Debt representing accumulated deficits	I.16
	1.5	Generations Fund	I.19
	1.6	Debt reduction	I.21
2.		Financing	I.23
	2.1	Financing program	I.23
	2.2	Debt management strategy	I.27
	2.3	Yield on Québec’s debt securities	I.30
3.		Public and parapublic sector retirement plans	I.31
	3.1	Net liability for the retirement plans	I.31
4.		Credit ratings	I.37
	4.1	Québec’s credit ratings	I.37
	4.2	Comparison of the credit ratings of Canadian provinces	I.38
APPENDIX:		Change in the application of the accounting standard respecting transfer payments	I.39

SUMMARY

❏ Québec’s debt1

As at March 31, 2021, the gross debt will stand at $219.0 billion, or 49.5% of GDP. This is an increase of $20.2 billion or 6.3 percentage points of GDP from the previous year.

The COVID-19 pandemic stopped the decrease in the gross debt-to-GDP ratio that had prevailed since 2015-2016. The debt burden as at March 31, 2021, will nonetheless remain below the level that prevailed in 2017, that is, 51.0% of GDP.

A stabilization of the gross debt-to-GDP ratio is expected starting in 2021-2022. The gross debt burden is expected to gradually decrease in the coming years, reaching 47.0% of GDP as at March 31, 2026.

❏ Generations Fund

Deposits in the Generations Fund help to reduce the debt and thus to improve intergenerational fairness. That is why the government has chosen to maintain its deposits in the Generations Fund, despite the expected deficits.

  In 2021-2022, deposits in the Generations Fund will stand at $3.1 billion.

The Act to reduce the debt and establish the Generations Fund stipulates that for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP.

Given the substantial increase in the debt in 2020-2021 as a result of the significant deterioration in Québec’s financial situation due to the public health crisis, the targets are not expected to be met.

Québec’s economic situation remains uncertain due to the current pandemic. Over the coming months, the government will continue to monitor the evolution of the economy and public finances. Based on this information, it will review the Act to reduce the debt and establish the Generations Fund, particularly with regard to the achievement of the targets set for 2025-2026.

Reducing the debt burden remains a priority for the government. It is a matter of intergenerational fairness. Québec is one of the most indebted Canadian provinces and it is not shielded from an increase in interest rates or another recession.

____________________
1	The data on the debt presented in this section are after the offsetting of shortfalls provided for in the financial framework to return to a balanced budget.

Québec’s
Financial Situation	I.3

❏ Change in the application of the accounting standard respecting transfer payments

In order to comply with the recommendation made by the Auditor General of Québec, the government is changing the application of the accounting standard respecting transfer payments, resulting in an increase in the net debt and the debt representing accumulated deficits of $12.4 billion as at March 31, 2020 or 2.7 percentage points of GDP.

There are three reasons for this decision:

  First, complying with Canadian public sector accounting standards is a priority for the Ministère des Finances, which no longer wants a qualified opinion from the independent auditor’s report.

  Second, the Québec government wants its financial information, including the net debt indicator, to be fully comparable to that of the federal government and the other provinces.

  Third, the accounting practice and the major accounting firms' interpretation of the standard have evolved since the coming into force of the revised standard in 2012.

Additional information is provided in the appendix in this section.

Budget 2021-2022
I.4	Budget Plan

1.	QUÉBEC’S DEBT

1.1	Different concepts of debt

A number of different concepts of debt are used to measure a government’s indebtedness.

  Gross debt corresponds to the debt on financial markets, plus the commitments made with regard to the retirement plans of government employees. The balance of the Generations Fund is subtracted from the gross debt.

  Net debt corresponds to the government’s liabilities as a whole, less its financial assets. Many other provinces use this concept to present the change in their debt.2

  Debt representing accumulated deficits corresponds to the difference between the government’s assets and liabilities. It is the debt that does not correspond to any assets. This concept is used by the federal government to present the change in its debt.

TABLE I.1

Debt of the Québec government as at March 31 according to various concepts
(millions of dollars)

	2020	2021	2022
GROSS DEBT(1)	198 792	218 957	230 314
% of GDP	43.2	49.5	49.2
Less: Financial assets, net of other liabilities(2)	-15 066	-19 897	-17 294
NET DEBT	183 726	199 060	213 020
% of GDP	39.9	45.0	45.5
Less: Non-financial assets	-76 107	-79 455	-84 245
DEBT REPRESENTING ACCUMULATED DEFICITS	107 619	119 605	128 775
% of GDP	23.4	27.1	27.5
(1)	The gross debt excludes pre-financing and takes into account the sums accumulated in the Generations Fund.
(2)	Financial assets include, in particular, participations in government enterprises (e.g. Hydro-Québec) and accounts receivable, minus other liabilities (e.g. accounts payable).

____________________
2	The International Monetary Fund compares countries debt by using, in particular, their net debt.

Québec’s
Financial Situation	I.5

1.2	Gross debt

The gross debt corresponds to the amount of debt contracted on financial markets (consolidated direct debt) plus the net liability for the retirement plans and other future benefits of public and parapublic sector employees, minus the balance of the Generations Fund.

Over the past five years, the economy’s strong performance and Québec’s sounder public finances have helped gradually reduce the debt as a proportion of GDP. Thus, the gross debt burden stood at 43.2% of GDP as at March 31, 2020. Because of the major repercussions of the public health crisis on Québec’s economic and financial situation, the gross debt will climb back up to 49.5% of GDP as at March 31, 2021.

A gradual decrease in the gross debt-to-GDP ratio is expected in the coming years. The gross debt burden should stand at 47.0% of GDP as at March 31, 2026.

Furthermore, as at March 31, 2026, the sums accumulated in the Retirement Plans Sinking Fund (RPSF) to pay the retirement benefits of government employees will exceed the government’s liability in this regard.

  Thus, the government will be in a net asset position with regard to the retirement plans and other employee future benefits.

  In the coming years, the government will be able to use the assets of the RPSF to pay its employees' retirement benefits.

TABLE I.2

Gross debt as at March 31
(millions of dollars)

	2020	2021	2022	2023	2024	2025	2026
Consolidated direct debt	192 975	218 583	235 821	253 760	269 861	280 530	291 374
Plus: Retirement plans and other employee future benefits(1)	14 716	12 287	9 486	6 482	2 873	441	-2 638
Less: Generations Fund	-8 899	-11 913	-14 993	-18 201	-21 978	-26 087	-30 312
GROSS DEBT	198 792	218 957	230 314	242 041	250 756	254 884	258 424
% of GDP	43.2	49.5	49.2	48.8	48.7	47.9	47.0
(1)	A positive entry represents a net liability while a negative entry represents a net asset.

Budget 2021-2022
I.6	Budget Plan

❏ The debt remains under control

The debt increased substantially in 2020-2021, owing to the drop in revenues resulting from the contraction of the economy and the actions taken by the government to manage the public health crisis and support the economy.

  The gross debt-to-GDP ratio will reach 49.5% as at March 31, 2021.

The debt burden as at March 31, 2021 will nonetheless remain below the levels reached following the 2008-2009 recession and the level that still prevailed in 2017, which was 51.0% of GDP.

A stabilization of the gross debt-to-GDP ratio is expected starting in 2021-2022. The gross debt burden is expected to gradually decrease in the coming years thanks to the maintenance of deposits in the Generations Fund and the anticipated improvement of Québec’s financial situation.

  The gross debt burden will stand at 47.0% of GDP as at March 31, 2026.

CHART I.1

Change in the gross debt as at March 31
(percentage of GDP)

Québec’s
Financial Situation	I.7

The proportion of revenue devoted to debt service will remain at a historic low

Despite a substantial increase in debt, the proportion of revenue devoted to debt service will remain at a historic low due to the very low interest rates. This share will stand at 6.4% in 2020-2021.

Between now and 2025-2026, it will be less than it was in 2018-2019.

The increase in the proportion of revenue devoted to debt service as of 2021-2022 is explained by the increase in the level of the debt and the anticipated change in long-term interest rates. The forecast takes into account the increase in interest rates observed since January 2021.

Over the next five years, the gross debt will increase mainly due to the budgetary deficit and public infrastructure investments.

Debt service
(percentage of revenue)

Sensitivity of debt service to an increase in interest rates

A greater-than-anticipated rise in interest rates of 1 percentage point over a full year would increase the interest expenditure by $540 million the first year and by $1.9 billion in the fifth year.

Impact on the interest expenditure of a 100-basis point increase in interest rates
(millions of dollars)

	1st year	2nd year	3rd year	4th year	5th year
Impact	540	917	1 267	1 586	1 906

Budget 2021-2022
I.8	Budget Plan

❏ Adjustments to the gross debt compared to the March 2020 budget

The gross debt as at March 31, 2025 has been adjusted upward by $39.9 billion compared to the March 2020 budget, from $215.0 billion to $254.9 billion.

As a percentage of GDP, the gross debt burden as at March 31, 2025 has been adjusted upward by 8.4 percentage points, from 39.5% to 47.9%.

This upward adjustment is due to the budgetary deficit owing to the pandemic.

TABLE I.3

Adjustments to the gross debt as at March 31 since the March 2020 budget
(millions of dollars)

	2020	2021	2022	2023	2024	2025
March 2021	198 792	218 957	230 314	242 041	250 756	254 884
% of GDP	43.2	49.5	49.2	48.8	48.7	47.9
March 2020	197 685	202 185	206 517	209 983	213 639	215 026
% of GDP	43.0	42.2	41.7	41.1	40.5	39.5
Adjustments	1 107	16 772	23 797	32 058	37 117	39 858
% of GDP	0.2	7.3	7.5	7.7	8.2	8.4

Québec’s
Financial Situation	I.9

TABLE I.4

Factors responsible for the change in the Québec government’s gross debt
(millions of dollars)

	Debt,	Budgetary		Investments,
	beginning	deficit		loans and	Net capital		Other		Deposits in the		Debt, end
	of year	(surplus)		advances	investments	(1)	factors	(2)	Generations Fund	Total change	of year	% of GDP
2012-2013	183 384	4 102	(3)	278	4 863		200		-961	8 482	191 866	54.0
2013-2014	191 866	3 263		1 100	3 977		-978		-1 421	5 941	197 807	54.1
2014-2015	197 807	1 813		1 417	2 980		1 219		-1 279	6 150	203 957	54.1
2015-2016	203 957	-2 003		929	2 695		-647		-1 584	-610	203 347	52.5
2016-2017	203 347	-2 146		2 110	1 784		396		-2 001	143	203 490	51.0
2017-2018	203 490	-721		227	2 173		-1 805		-2 293	-2 419	201 071	48.0
2018-2019	201 071	-4 413		-224	3 002		3 139		-3 477	-1 973	199 098	45.1
2019-2020	199 098	523		540	3 737		-2 500		-2 606	-306	198 792	43.2
2020-2021	198 792	15 000		2 647	3 348		2 184		-3 014	20 165	218 957	49.5
2021-2022	218 957	12 250		1 894	4 790		-4 497		-3 080	11 357	230 314	49.2
2022-2023	230 314	8 500		1 235	5 271		-71		-3 208	11 727	242 041	48.8
2023-2024	242 041	5 700		1 753	5 279		-240		-3 777	8 715	250 756	48.7
2024-2025	250 756	4 400		2 020	4 352		-2 535		-4 109	4 128	254 884	47.9
2025-2026	254 884	3 100		1 075	4 362		-772		-4 225	3 540	258 424	47.0
(1)	Investments made under public-private partnership agreements are included in net capital investments.
(2)	Other factors include, in particular, the change in other accounts, such as accounts receivable and accounts payable.
(3)	This amount includes the loss of $1 876 million stemming from activities abandoned after the closure of Hydro-Québec’s Gentilly-2 nuclear power plant.

Budget 2021-2022
I.10	Budget Plan

Net capital investments

Net capital investments consist of the government’s gross investments minus depreciation expenses.

Even though gross investments have an impact on the gross debt, net capital investments are presented in the factors responsible for the change in the gross debt due to the fact that depreciation expenses are included in the budgetary balance.

From 2021-2022 to 2025-2026, net capital investments will increase the gross debt by $4.8 billion per year on average.

Net capital investments
(millions of dollars)

	2020-	2021-	2022-	2023-	2024-	2025-
	2021	2022	2023	2024	2025	2026
Gross investments(1)	7 681	9 222	9 785	9 989	9 194	9 280
Less: Depreciation	-4 333	-4 432	-4 514	-4 710	-4 842	-4 918
Net capital investments	3 348	4 790	5 271	5 279	4 352	4 362
(1)

These investments exclude the Québec government’s contribution to the partners' projects (e.g. municipalities), whereas this contribution is included in the annual investments of the Québec Infrastructure Plan and portfolio expenditures.

Investments, loans and advances

The government invests in enterprises, mainly government enterprises, in the form of investments, loans and advances.

Such investments may be made through advances or capital outlays. Government enterprises may also be authorized to keep part of their net earnings.

  For example, every year, Hydro-Québec pays the government a dividend corresponding to 75% of its net earnings. Hydro-Québec uses the portion of net earnings not paid to the government (25%) to finance its investments, in particular hydroelectric dams.

  For the government, this constitutes an investment that creates a financial requirement and thus an increase in the gross debt.

Québec’s
Financial Situation	I.11

Determinants of the change in the gross debt

The gross debt-to-GDP ratio is based on four elements:

  The primary balance, that is, the budgetary balance before deposits in the Generations Fund, but excluding debt service.

  The government’s financial and non-financial investments (investments in public infrastructure and those that the government makes in enterprises, mainly government enterprises, in the form of investments, loans and advances).

  The interest rate that applies to the gross debt.

  Economic growth.

The government can act on the primary balance, public investments and economic growth.

The return to a balanced budget will enable the government to reduce the debt burden in the coming years.

Furthermore, by investing in public infrastructure, the government is helping increase Québec’s economic potential.

Illustration for 2025-2026

Using the formula, we infer that the ratio of gross debt to GDP will decrease by 0.9 percentage point of GDP in 2025-2026, from 47.9% of GDP as at March 31, 2025 to 47.0% of GDP as at March 31, 2026, due to a primary surplus that will exceed the government’s financial and non-financial investments.

Stronger-than-expected economic growth would contribute to a greater reduction in gross debt to GDP.

In 2025-2026, the primary surplus is expected to stand at $16.1 billion.[1] The government’s financial and non-financial investments will stand at $10.4 billion.

Economic growth will be slightly less than the interest rate that applies to the debt (3.3% for economic growth versus 3.6% for the interest rate applying to the debt resulting from the formula). This is not the cost at which the government will borrow in 2025-2026, but the average interest rate on the gross debt at this time, based on the formula. This average interest rate includes interest on the obligations relating to retirement plans.

1

The primary surplus corresponds to the budgetary deficit within the meaning of the Balanced Budget Act in 2025-2026 (-$3.1 billion), to which are added the dedicated revenues in the Generations Fund ($4.2 billion), the debt service ($9.3 billion), depreciation expenses on capital investments ($4.9 billion) and the change in other factors ($0.8 billion), which enable the primary balance to be presented on a cash basis.

Budget 2021-2022
I.12	Budget Plan

1.3	Net debt

The net debt corresponds to the government’s liabilities less its financial assets. Many other provinces use this concept to present the change in their debt. As at March 31, 2021, the net debt will stand at $199.1 billion, or 45.0% of GDP. The net debt-to-GDP ratio is expected to stabilize in the coming years, before decreasing as of 2024-2025 to stand at 43.4% of GDP as at March 31, 2026.

TABLE I.5

Factors responsible for the change in the net debt
(millions of dollars)

			Net			Deposits
	Debt,	Budgetary	capital			in the		Debt,
	beginning	deficit	invest-			Generations	Total	end of	% of
	of year	(surplus)	ments	Other	(1)	Fund	change	year	GDP
2019-2020	184 444	523	3 737	-2 372		-2 606	-718	183 726	39.9
2020-2021	183 726	15 000	3 348	-		-3 014	15 334	199 060	45.0
2021-2022	199 060	12 250	4 790	-		-3 080	13 960	213 020	45.5
2022-2023	213 020	8 500	5 271	-		-3 208	10 563	223 583	45.1
2023-2024	223 583	5 700	5 279	-		-3 777	7 202	230 785	44.9
2024-2025	230 785	4 400	4 352	-		-4 109	4 643	235 428	44.3
2025-2026	235 428	3 100	4 362	-		-4 225	3 237	238 665	43.4
(1)

This change in the net debt is due mainly to the other comprehensive income of Hydro-Québec. This includes accounting entries (e.g. unrealized exchange gains and losses) that, without affecting Hydro-Québec’s net earnings, have an impact on its net assets and, consequently, the value of the government’s participation in Hydro-Québec.

After declining gradually over a few years, the net debt will increase to 45.0% of GDP as at March 31, 2021 due to the impact of the public health crisis. The debt burden will nonetheless remain below the level that prevailed in 2017, that is, 47.9% of GDP.

CHART I.2

Net debt as at March 31 before and after actions to return to a balanced budget
(percentage of GDP)

Québec’s
Financial Situation	I.13

❏ Adjustments to the net debt compared to the March 2020 budget

The gross debt as at March 31, 2025 has been adjusted upward by $57.7 billion compared to the March 2020 budget, from $177.8 billion to $235.4 billion.

As a percentage of GDP, the net debt burden as at March 31, 2025 has been adjusted upward by 11.6 percentage points, from 32.7% to 44.3%.

This upward adjustment is mainly due to the budgetary deficit caused by the pandemic. The deficits from 2020-2021 to 2024-2025 have added $45.9 billion.

It is also due to the change in the application of the accounting standard respecting transfer payments, which adds $12.4 billion to the net debt as at March 31, 2020 (see the appendix in this section).

TABLE I.6

Adjustments to the net debt as at March 31 since the March 2020 budget
(millions of dollars)

	2020	2021	2022	2023	2024	2025
March 2021	183 726	199 060	213 020	223 583	230 785	235 428
% of GDP	39.9	45.0	45.5	45.1	44.9	44.3
March 2020	171 658	172 625	174 416	175 800	176 893	177 771
% of GDP	37.3	36.1	35.2	34.4	33.6	32.7
Adjustments	12 068	26 435	38 604	47 783	53 892	57 657
% of GDP	2.6	8.9	10.3	10.7	11.3	11.6

Budget 2021-2022
I.14	Budget Plan

❏ Comparison of the net debt of governments in Canada

As at March 31, 2020, Québec’s net debt burden stood at 39.9% of GDP, compared to the provincial average of 30.8%.

Relative to the Public Accounts 2019-2020, released in December, Québec’s net debt burden has been adjusted upward by 2.7 percentage points, from 37.2% to 39.9%, because of the change in the application of the accounting standard respecting transfer payments.

  This modification will allow Québec’s net debt burden to be fully compared to that of the other provinces.

CHART I.3

Net debt of governments in Canada as at March 31, 2020
(percentage of GDP)

(1)	Average obtained by dividing the sum of provincial debts by the sum of provincial GDPs.
Sources: Governments' public accounts and Ministère des Finances du Québec.

Québec’s
Financial Situation	I.15

1.4	Debt representing accumulated deficits

The debt representing accumulated deficits consists of the accumulated deficits figuring in the government’s financial statements. It is the debt that does not correspond to any assets. This concept is used by the federal government to present the change in its debt.

After having gradually decreased over a few years, the debt representing accumulated deficits will climb back up to 27.1% of GDP as at March 31, 2021 due to the impact of the public health crisis.

The debt representing accumulated deficits will resume a downward trajectory as of 2022-2023, reaching 24.6% of GDP as at March 31, 2026.

TABLE I.7

Factors responsible for the change in the debt representing accumulated deficits
(millions of dollars)

	Debt,	Budgetary			Deposits in the
	beginning	deficit	Accounting		Generations	Total	Debt, end	% of
	of year	(surplus)	adjustments	(1)	Fund	change	of year	GDP
2019-2020	112 334	523	-2 632		-2 606	-4 715	107 619	23.4
2020-2021	107 619	15 000	-		-3 014	11 986	119 605	27.1
2021-2022	119 605	12 250	-		-3 080	9 170	128 775	27.5
2022-2023	128 775	8 500	-		-3 208	5 292	134 067	27.0
2023-2024	134 067	5 700	-		-3 777	1 923	135 990	26.4
2024-2025	135 990	4 400	-		-4 109	291	136 281	25.6
2025-2026	136 281	3 100	-		-4 225	-1 125	135 156	24.6
(1)

The change in the debt representing accumulated deficits as a result of accounting adjustments is due mainly to the other comprehensive income of Hydro-Québec. This includes accounting entries (e.g. unrealized exchange gains and losses) that, without affecting Hydro-Québec’s net earnings, have an impact on its net assets and, consequently, the value of the government’s participation in Hydro-Québec.

Budget 2021-2022
I.16	Budget Plan

❏ Adjustments to the debt representing accumulated deficits compared to the March 2020 budget

The debt representing accumulated deficits as at March 31, 2025 has been adjusted upward by $57.1 billion compared to the March 2020 budget, from $79.1 billion to $136.3 billion.

As a percentage of GDP, the debt representing accumulated deficits as at March 31, 2025 has been adjusted upward by 11.1 percentage points, from 14.5% to 25.6%.

This upward adjustment is due to the budgetary deficit caused by the pandemic. It is also due to the change in the application of the accounting standard respecting transfer payments, which adds $12.4 billion to the debt representing accumulated deficits as at March 31, 2020 (see the appendix in this section).

TABLE I.8

Adjustments to the debt representing accumulated deficits as at March 31 since the March 2020 budget
(millions of dollars)

	2020	2021	2022	2023	2024	2025
March 2021	107 619	119 605	128 775	134 067	135 990	136 281
% of GDP	23.4	27.1	27.5	27.0	26.4	25.6
March 2020	95 915	93 186	90 156	86 803	83 127	79 132
% of GDP	20.9	19.5	18.2	17.0	15.8	14.5
Adjustments	11 704	26 419	38 619	47 264	52 863	57 149
% of GDP	2.5	7.6	9.3	10.0	10.6	11.1

Québec’s
Financial Situation	I.17

Québec’s public sector debt

The public sector debt includes the government’s gross debt as well as the debt of Hydro-Québec, municipalities, universities other than the Université du Québec and its constituents, and other government enterprises. This debt has served, in particular, to fund public infrastructure, such as roads, schools, hospitals, hydroelectric dams and water treatment plants.

As at March 31, 2021, Québec’s public sector debt is expected to stand at $293.9 billion, or 66.5% of GDP. These figures must be put into perspective for they do not take into account the economic value of certain assets held by the government, such as Hydro-Québec, the Société des alcools du Québec and Loto-Québec.

Public sector debt as at March 31
(millions of dollars)

	2017	2018	2019	2020	2021
Government’s gross debt	203 490	201 071	199 098	198 792	218 957
Hydro-Québec	42 882	43 160	43 054	43 869	45 050
Municipalities	24 058	24 505	25 173	27 716	28 249
Universities other than the Université du Québec and its constituents	1 656	1 321	1 458	1 639	1 639
Other government enterprises(1)	258	218	210	-	-
PUBLIC SECTOR DEBT	272 344	270 275	268 993	272 016	293 895
% of GDP	68.2	64.6	60.9	59.1	66.5
(1)

These amounts correspond to the debt of the Financing Fund to finance government enterprises and entities not included in the reporting entity. As of 2020, this debt is included in the gross debt ($504 million as at March 31, 2020).

Budget 2021-2022
I.18	Budget Plan

1.5	Generations Fund

❏ Deposits in the Generations Fund

Deposits in the Generations Fund help to reduce the debt3 and thus to improve intergenerational fairness. That is why the government has chosen to maintain its deposits in the Generations Fund, despite the expected deficits.

  In 2021-2022, revenues totalling $3.1 billion will be dedicated to the Generations Fund.

  As at March 31, 2022, the Generations Fund should stand at $15.0 billion.

TABLE I.9

Generations Fund
(millions of dollars)

	2020-	2021-	2022-	2023-	2024-	2025-
	2021	2022	2023	2024	2025	2026
Book value, beginning of year(1)	8 899	11 913	14 993	18 201	21 978	26 087
Dedicated revenues
Water-power royalties
Hydro-Québec	717	739	763	818	829	835
Private producers	105	104	106	108	110	113
Subtotal	822	843	869	926	939	948
Indexation of the price of heritage electricity	382	495	520	630	740	845
Additional contribution from Hydro-Québec	215	215	215	215	215	215
Mining revenues	369	395	317	340	347	389
Specific tax on alcoholic beverages	500	500	500	500	500	500
Unclaimed property	37	27	34	252	272	40
Investment income(2)	689	605	753	914	1 096	1 288
Total dedicated revenues	3 014	3 080	3 208	3 777	4 109	4 225
BOOK VALUE, END OF YEAR	11 913	14 993	18 201	21 978	26 087	30 312
(1)	For information purposes, the market value of the Generations Fund as at December 31, 2020, was $12.0 billion, which is $1.0 billion higher than its book value.
(2)

The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on the disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized. An annual return of 4.8% is expected, based on five historical years.

____________________
3	For example, the debt on financial markets is net of the book value of the Generations Fund.

Québec’s
Financial Situation	I.19

Returns of the Generations Fund

Since the first deposit was made to the Generations Fund in January 2007, the return has been higher than the cost of new borrowings by the government 13 years out of 14.

  From 2007 to 2020, the average return was 5.9%, while the average cost of new borrowings was 3.2%, which represents a difference of 2.7 percentage points.

These returns contribute to reducing the debt burden.

Comparison of the Generations Fund’s annual return and the Québec government’s borrowing costs
(per cent, on a calendar year basis)

	Return of the	Cost of		Difference
	Generations Fund	new borrowings	(1)	(percentage points)
2007	5.6	4.7		0.9
2008	-22.4	4.5		-26.9
2009	11.3	4.4		6.9
2010	12.3	4.1		8.2
2011	4.0	3.7		0.3
2012	8.4	3.0		5.4
2013	12.0	3.3		8.7
2014	11.7	3.2		8.5
2015	8.1	2,4		5.7
2016	7.3	2.2		5.1
2017	8.5	2.5		6.0
2018	4.4	2.9		1.5
2019	9.5	2.3		7.2
2020	7.0	1.5		5.5
(1)	The government’s borrowing costs correspond to the yield on ten-year maturity Québec bonds.
Source: PC-Bond for the yield on ten-year maturity Québec bonds.

Budget 2021-2022
I.20	Budget Plan

1.6	Debt reduction

The Act to reduce the debt and establish the Generations Fund stipulates that for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP.

Given the substantial increase in the debt in 2020-2021 as a result of the significant deterioration in Québec’s financial situation due to the public health crisis, the targets are not expected to be met.

  The gross debt-to-GDP ratio is expected to stand at 47.0% as at March 31, 2026 (a difference of 2.0 percentage points of GDP with respect to the objective of 45%).

  The ratio of debt representing accumulated deficits to GDP is expected to reach 24.6% (a difference of 7.6 percentage points of GDP with respect to the objective of 17%).

Québec’s economic situation remains uncertain due to the current pandemic. Over the coming months, the government will continue to monitor the evolution of the economy and public finances. Based on this information, the government will review the Act to reduce the debt and establish the Generations Fund, particularly with regard to the achievement of the targets set for 2025-2026.

Like the 2008-2009 recession, which led to a review of the Act to reduce the debt and establish the Generations Fund, the COVID-19 pandemic will make it necessary to set new debt reduction targets.

Nevertheless, reducing the debt burden remains a priority for the government. It is a matter of intergenerational fairness. Québec is one of the most indebted Canadian provinces and it is not shielded from an increase in interest rates or another recession.

Once full employment is regained, the government will re-establish a balanced budget, expected in 2027-2028, which will help reduce the debt burden.

Québec’s
Financial Situation	I.21

❏ The benefits of future debt reduction

Reducing the debt burden will enable Québec to:

  contribute to intergenerational fairness;

  ensure stable funding for the government’s chief missions, such as health and education;

  cope with the costs associated with an aging population;

  fund investment in public infrastructure;

  ease the tax burden on Quebecers;

  counter an eventual upcoming economic slowdown;

  increase its financial autonomy within the federation;

  fight climate change.

Reducing the debt burden also contributes to economic growth since it creates a climate of confidence conducive to private investment and higher productivity.

The importance of having a long-term objective

Setting a long-term debt reduction objective is an excellent way to ensure sound management of public finances. Since the government is accountable for reporting on the achievement of its objectives to parliamentarians and the public year after year, it makes government action more transparent and efficient.

This type of long-term policy direction reduces uncertainty and contributes to economic growth. Individuals and businesses can better anticipate the government’s budgetary and financial policies, enabling them to make better decisions.

  For example, thanks to debt reduction objectives, the government can plan its annual public infrastructure investments over a long period of ten years.

It also makes it possible to work towards the achievement of a common objective, which, in this case, is to not leave future generations with the heavy burden of repaying the debt.

Lastly, it sends a positive signal to investors and credit rating agencies.

Budget 2021-2022
I.22	Budget Plan

2.	FINANCING

2.1	Financing program

The financing program corresponds to long-term borrowings made in particular to repay maturing borrowings and to fund the government’s capital investments and the budgetary deficit.

For 2020-2021, the program amounts to $38.4 billion, which is $24.5 billion more than what was forecast in the March 2020 budget.

The main factor explaining the revision is the increase in net financial requirements due to the measures implemented by the government and to the decline in revenue associated with COVID-19.

TABLE I.10

The government’s financing program, 2020-2021
(millions of dollars)

	March 2020	Adjustments	March 2021
Net financial requirements	9 843	14 301	24 144
Repayments of borrowings	10 364	4 024	14 388
Use of the Generations Fund
Use of the Generations Fund to repay borrowings	-	-	-
Withdrawal from the Accumulated Sick Leave Fund	-	-150	-150
Use of pre-financing	-6 299	-1 689	-7 988
Transactions under the credit policy(1)	-	3 717	3 717
Pre-financing	-	4 292	4 292
TOTAL	13 908	24 495	38 403	(2)
Note:	A negative entry indicates a source of financing and a positive entry, a financial requirement.
(1)

Under the credit policy, which is designed to limit financial risk with respect to counterparties, the government disburses or receives amounts following, in particular, movements in exchange rates. These amounts have no effect on the debt.

(2)	This data is based on borrowings contracted as at March 12, 2021.

Québec’s
Financial Situation	I.23

Borrowings contracted in 2020-2021

The government aims to borrow at the lowest possible cost. To that end, it applies a strategy for diversifying sources of funding by market, financial instrument and maturity.

Thus far in 2020-2021, the government has contracted 32% of its borrowings on foreign markets, compared to an average of 21% for the past ten years. However, the government keeps no exposure of its debt to foreign currencies so as to neutralize the impact of variations in foreign exchange rates on debt service.

In 2020-2021, conventional bonds in Canadian dollars were the main debt instrument used.

To date, approximately 76% of the borrowings contracted in 2020-2021 had a maturity of ten years or more. The average share of issues for this term over the last ten years represents 69%.

Summary of long-term borrowings contracted in 2020-2021

Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	24 757	64.4
Savings products issued by Épargne Placements Québec	749	2.0
Immigrant investors(1)	530	1.4
Green bonds	-	-
Subtotal	26 036	67.8
OTHER CURRENCIES
U.S. dollar	6 413	16.7
Euro	5 954	15.5
Subtotal	12 367	32.2
TOTAL	38 403	100.0
Note:	Borrowings contracted as at March 12, 2021.
(1)	These borrowings are from sums advanced by immigrant investors. These sums are lent to the government through Investissement Québec.

Budget 2021-2022
I.24	Budget Plan

The financing program will amount to $28.5 billion in 2021-2022.

For the four subsequent years, from 2022-2023 to 2025-2026, it will average $31.3 billion per year.

TABLE I.11

The government’s financing program, 2021-2022 to 2025-2026
(millions of dollars)

	2021-2022	2022-2023	2023-2024	2024-2025	2025-2026
Net financial requirements	20 065	17 931	16 144	12 284	12 610
Repayments of borrowings	12 688	14 317	15 963	19 079	16 959
Use of pre-financing	-4 292	-	-	-	-
Use of the Generations Fund to repay borrowings	-	-	-	-	-
TOTAL	28 461	32 248	32 107	31 363	29 569

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

Green Bond program

In 2017, the government introduced a Green Bond program to fund projects providing tangible benefits with regard to protecting the environment, reducing greenhouse gas (GHG) emissions or adapting to climate change. Through this program, the government is contributing to, among other things, the development of a socially responsible investment market.

The program draws on the Green Bond Principles, a set of guidelines created to bring more transparency to the issuance process, disclosure and reporting.

Québec’s Green Bond framework received the highest rating possible from CICERO (Center for International Climate Research).

Five issues totalling $2.8 billion have been made since the program was launched. Given the demand for Québec’s Green Bonds and the government’s commitment to the environment, Québec will continue to be a regular issuer of Green Bonds.

For more information, visit www.finances.gouv.qc.ca/en/RI_GB_Green_Bonds.asp.

Québec’s
Financial Situation	I.25

Funding of public bodies

The main mission of the Financing Fund and Financement-Québec is to offer Québec’s public sector bodies financing at the lowest possible cost. The clientele of the Financing Fund consists of public bodies included in the government reporting entity. In fiscal 2020-2021, the long-term loan program of the Financing Fund amounts to nearly $11.6 billion.

Long-term loans granted by the Financing Fund in 2020-2021

The clientele of Financement-Québec consists of public bodies not included in the government reporting entity. In fiscal 2020-2021, the long-term loan program of Financement-Québec amounts to $1.0 billion.

Long-term loans granted by the Financement-Québec in 2020-2021

(1)	Montreal Museum of Fine Arts.
(2)	Société de transport de Montréal, Autorité régionale de transport métropolitain, Réseau de transport métropolitain and Société de transport de Québec.

Budget 2021-2022
I.26	Budget Plan

2.2	Debt management strategy

The government, through its debt management strategy, aims to minimize the cost of debt while limiting the risks related to fluctuations in foreign exchange and interest rates.

The government uses a range of financial instruments, particularly interest rate and currency swap agreements (swaps), to achieve desired debt proportions by currency and interest rate.

❏ Structure of the gross debt by currency

As at March 31, 2021, before taking swaps into account, 77% of the gross debt is expected to be in Canadian dollars, 12% in U.S. dollars, 8% in euros, 1% in pounds sterling, 1% in Australian dollars, 1% in Swiss francs and less than 1% in other foreign currencies (yen, New Zealand dollars, Hong Kong dollars and Swedish krona).

After taking swaps into account, the entire gross debt is denominated in Canadian dollars.

Since 2012-2013, the government has maintained no exposure of its debt to foreign currencies.

Swaps allow for neutralization of variations in foreign exchange rates on debt service.

TABLE I.12

Structure of the gross debt by currency as at March 31, 2021
(per cent)

	Before		After
	swaps		swaps
Canadian dollar	77		100
U.S. dollar	12		0
Euro	8		0
Pound sterling	1		0
Australian dollar	1		0
Swiss franc	1		0
Other (yen, New Zealand dollar, Hong Kong dollar and Swedish krona)	0	(1)	0
TOTAL	100		100
Note:	Gross debt including pre-financing.
(1)	The proportion of the debt attributable to other currencies before swaps is less than 1%.

Québec’s
Financial Situation	I.27

❏ Structure of the gross debt by interest rate

The government keeps part of its debt at fixed interest rates and part at floating interest rates.

As at March 31, 2021, after taking swaps into account, the proportion of the gross debt at fixed interest rates is expected to be 87.7%,4 while the proportion at floating interest rates is expected to be 12.3%.

In addition, as at March 31, 2021, the proportion of the gross debt subject to an interest rate change in 2021-2022 is expected to be 16.4%. This share includes the debt at floating interest rates (12.3%) as well as the debt at fixed rates to be refinanced in 2021-2022 (4.1%).

CHART I.4

Structure of the gross debt by interest rate as at March 31, 2021
(per cent)

Note: Gross debt including pre-financing.

____________________
4	This proportion includes the debt at fixed interest rates maturing in more than one year (83.6%) as well as the debt at fixed interest rates to be refinanced in 2021-2022 (4.1%).

Budget 2021-2022
I.28	Budget Plan

❏ Maturity of the debt

Maturities of new borrowings are distributed over time so as to obtain a stable refinancing profile and ensure the government’s regular presence on capital markets. The average maturity of borrowings in 2020-2021 is 14 years. The average cost of transactions carried out in 2020-2021 was 1.51% while the cost of debt stood at 3.35% as at March 31, 2020.

CHART I.5

Maturity of transactions carried out in 2020-2021
(per cent)

The diversification of borrowings by term is reflected on the maturity of the debt as shown in the following chart. As at March 31, 2021, the average maturity of the debt is expected to be 11 years.

CHART I.6

Maturity of the long-term debt as at March 31, 2021
(millions of dollars)

Note: Long-term debt of the Québec government and Financement-Québec.

Québec’s
Financial Situation	I.29

2.3	Yield on Québec’s debt securities

The yield on Treasury bills stands at 0.1%, corresponding to a historic low, while the recent increase in the yield on 10-year Québec government securities brings it above 1.9%.

CHART I.7

Yield on the Québec government’s securities
(per cent)

Sources: PC-Bond and Ministère des Finances du Québec.

Since June 2017, a spread in favour of Québec has been observed between the yield on 10-year securities of Québec and those of Ontario. This spread now stands at 5 basis points.

CHART I.8

Yield spread on long-term (10-year) securities
(percentage points)

Source: PC-Bond.

Budget 2021-2022
I.30	Budget Plan

3.	PUBLIC AND PARAPUBLIC SECTOR RETIREMENT PLANS

3.1	Net liability for the retirement plans

The Québec government covers its share of the funding of its employees' retirement plans, which are defined-benefit plans.

In its financial statements, it discloses the pension obligation, which corresponds to the present value of the retirement benefits that it will pay to its employees. This obligation is re-evaluated annually using a method that gradually factors in differences observed relative to forecasts.5 The result is the retirement plans liability.

Sums are accumulated in the Retirement Plans Sinking Fund (RPSF) and other funds to pay retirement benefits. The value of these assets is subtracted from the liability to measure the government’s net commitment, called the net retirement plans liability. This amount is included in the gross debt.

As at March 31, 2020, the net liability for the retirement plans and other employee future benefits stood at $14.7 billion.

TABLE I.13

Net liability for the retirement plans and other employee future benefits as at March 31, 2020
(millions of dollars)

Retirement plans
Retirement plans liability(1)	109 310
Less: Retirement Plans Sinking Fund (RPSF) and other funds(2)	-94 346
Net retirement plans liability	14 964
Other employee future benefits
Other employee future benefits liability	1 450
Less: Funds dedicated to other employee future benefits	-1 698
Net other employee future benefits liability(3)	-248
NET LIABILITY FOR THE RETIREMENT PLANS AND OTHER EMPLOYEE FUTURE BENEFITS	14 716
(1)	Mainly the Government and Public Employees Retirement Plan (RREGOP) and the Pension Plan of Management Personnel (PPMP).
(2)	The value of the RPSF is $88 404 million. The other funds consist mainly of that of the Pension Plan of the Université du Québec.
(3)	A negative entry means that the value of assets is higher than the value of liabilities.

____________________
5	The value of obligations relating to accrued retirement plan benefits undergoes actuarial valuations every three years. The value is extrapolated between two valuations.

Québec’s
Financial Situation	I.31

❏ Annual retirement plan expenses

Every year, the government records the expenses it is responsible for as an employer with regard to the pension plans. These expenses include:

  the cost of accrued benefits, namely, the present value of retirement benefits that employees have accumulated for work performed during the year ($2 593 million in 2019-2020);

  the net debt service expense, which corresponds to the interest expense on the pension obligation less the investment income of the RPSF and other funds ($947 million in 2019-2020);

  the amortization of revisions to the government’s actuarial obligations arising from previous updates of actuarial valuations ($833 million in 2019-2020).

In 2019-2020, the government’s expenses for the retirement plans stood at $4 373 million.

TABLE I.14

Retirement plan expenses
(millions of dollars)

2019-2020
Cost of accrued benefits	2 593
Net debt service expense	947
Amortization of revisions stemming from actuarial valuations(1)	833
RETIREMENT PLAN EXPENSES	4 373
(1)	This amount includes the cost of other items ($84 million in 2019-2020), concerning mainly the change in valuation allowances.

Budget 2021-2022
I.32	Budget Plan

Retirement Plans Sinking Fund

The Retirement Plans Sinking Fund (RPSF) was created by the Québec government in 1993. It is an asset that was established for the payment of retirement benefits of public and parapublic sector employees.

In December 1999, as part of the agreement concluded for the renewal of its employees' collective agreements, the government set the objective of ensuring that the book value of the sums accumulated in the RPSF would be equal, in 2020, to 70% of its actuarial obligations in respect of the retirement plans of public and parapublic sector employees.

  The objective was reached as at March 31, 2018, that is, two years sooner than anticipated.

  As at March 31, 2020, the RPSF was equal to 82% of the actuarial obligations in respect of retirement plans.

  It is expected that the sums accumulated in the RPSF to pay the retirement benefits of government employees will exceed the government’s liability in this regard in 2025-2026.

In that respect, sums will continue to be accumulated in the RPSF to ensure that the government continues reducing the gap between its actuarial obligations in respect of the retirement plans of public and parapublic sector employees and the sums it holds to meet these obligations.

Book value of the RPSF in proportion to the government’s actuarial obligations in respect of the retirement plans of public and parapublic sector employees as at March 31
(per cent)

Québec’s
Financial Situation	I.33

Returns on funds deposited with the Caisse de dépôt et placement du Québec

The main funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec (Retirement Plans Sinking Fund, Generations Fund and Accumulated Sick Leave Fund) are managed in accordance with an investment policy established by the Ministère des Finances in cooperation with representatives of the Caisse.

These investment policies are established based on several factors, including ten-year return forecasts, standard deviations and correlations for various categories of assets, opportunities for investing in these assets and recommendations of the Caisse.

In 2020, the return on funds deposited by the Ministère des Finances with the Caisse was 7.3% for the Retirement Plans Sinking Fund, 7.0% for the Generations Fund and 7.3% for the Accumulated Sick Leave Fund.

The investment policies of these funds are presented in the box on the next page.

2020 return on and market value of funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec

	Rate of	Market value as at
	return	December 31, 2020
	(%)	($billion)
Retirement Plans Sinking Fund (RPSF)	7.3	99.4	(1)
Generations Fund	7.0	12.0
Accumulated Sick Leave Fund (ASLF)	7.3	1.4
(1)	Compared to March 31, 2020, the growth of the RPSF as at December 31, 2020 is mainly due to the performance of the stock markets during the last nine months of 2020.

Budget 2021-2022
I.34	Budget Plan

Comparison of investment policies
Investment policies as at January 1, 2021 (per cent)
			Average benchmark
			portfolio of
		Generations	depositors
Specialized portfolios	RPSF and ASLF	Fund	as a whole	(1)
Short-Term Investments	1.0	1.0	1.1
Rates(2)	11.0	10.0	11.5
Credit(3)	21.0	21.0	17.2
Long-Term Bonds	0	0	0.9
Real Return Bonds	0	0	0.4
Total - Fixed Income	33.0	32.0	31.1
Infrastructure	9.8	9.0	7.4
Real Estate	12.0	14.0	12.7
Total - Real Assets	21.8	23.0	20.1
Public Equity	29.8	31.0	35.0
Private Equity	15.5	14.0	13.8
Total - Equities	45.3	45.0	48.8
TOTAL	100.0	100.0	100.0
RPSF:	Retirement Plans Sinking Fund.
ASLF:	Accumulated Sick Leave Fund.
(1)	Data as at December 31, 2019 drawn from the 2019 Annual Report of the Caisse de dépôt et placement du Québec.
(2)	This portfolio consists of government bonds.
(3)	Broader range of instruments with fixed income securities characteristics.

Québec’s
Financial Situation	I.35

4.	CREDIT RATINGS

4.1	Québec’s credit ratings

A credit rating measures the ability of a borrower, such as the Québec government, to pay interest on its debt and repay the principal at maturity.

A high credit rating means access to a broader pool of investors and advantageous borrowing costs.

Québec’s credit rating is evaluated by six credit rating agencies.

In 2020, these six credit rating agencies confirmed Québec’s credit rating and assigned it a stable outlook.

TABLE I.15

Québec’s credit ratings

Credit rating agency	Credit rating	Outlook
Standard & Poor’s (S&P)	AA-	Stable
Moody's	Aa2	Stable
Fitch Ratings	AA-	Stable
DBRS Morningstar	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AA+	Stable
China Chengxin International (CCXI)(1)	AAA	Stable
Note:	Québec’s credit ratings as at March 12, 2021.
(1)	Credit rating for bond issues on the Chinese market.

Québec’s
Financial Situation	I.37

4.2	Comparison of the credit ratings of Canadian provinces

The following charts show the credit ratings of Canadian provinces by Standard & Poor’s and Moody's.

CHART I.9

Credit ratings of Canadian provinces - Standard & Poor's

Note:	Credit ratings as at March 12, 2021.
(1)	Rating with a negative outlook.

CHART I.10

Credit ratings of Canadian provinces - Moody's

Note:	Credit ratings as at March 12, 2021.
(1)	Rating with a negative outlook.

Budget 2021-2022
I.38	Budget Plan

APPENDIX:	CHANGE IN THE APPLICATION OF THE ACCOUNTING STANDARD RESPECTING TRANSFER PAYMENTS

The Québec government contributes to the funding of public infrastructure belonging to third parties. For instance, it subsidizes the construction projects of municipalities, cultural and heritage infrastructure, public transit, local road networks and chartered universities.

For almost 40 years, the funding has been carried out by allocating annual subsidies paid out based on a schedule that generally corresponds to the pace of repayment of the debt contracted by the beneficiaries to acquire infrastructure.

This practice has allowed the government to collect, over time, the income and other taxes required to fund these expenditures over a period similar to that of the use of the property by the public, as is the case for its own capital assets.

A revised standard respecting transfer payments came into effect in April 2012. Under the standard, the government must enter an expenditure in the fiscal year in which the transfer is authorized and the beneficiary meets eligibility criteria.

The government had then changed its practice for programs not requiring approval of expenditures by the National Assembly. These were programs administered by the Société de financement des infrastructures locales du Québec (SOFIL) and the Société d'habitation du Québec (SHQ).

For programs requiring approval of expenditures by the National Assembly and in compliance with the budgetary process, the government had concluded that the accounting practice was still appropriate.

This led to a divergence of opinions with the Auditor General of Québec as soon as the revised accounting standard came into effect. From 2012-2013 to 2019-2020, the Auditor General made a qualified opinion in its audit of the government’s financial statements.

In order to comply with the Auditor General’s recommendation, the government is now making changes to the application of the accounting standard.

  In this budget, the government is incorporating the financial impacts of this modification in its financial framework.

  The same will apply to the release of the Public Accounts 2020-2021.

Québec’s
Financial Situation	I.39

There are three reasons for this decision:

  First, complying with Canadian public sector accounting standards is a priority for the Ministère des Finances, which no longer wants a qualified opinion from the independent auditor’s report regarding these subsidies, while complying with the legal framework for authorizing government spending.

  Second, the Québec government wants its financial information, including the net debt indicator, to be fully comparable to that of the federal government and the other provinces.

  Third, the accounting practice and the major accounting firms' interpretation of the standard have evolved since the coming into force of the revised standard in 2012.

Illustration of the application of the revised accounting standard

For instance, let’s take the case of a government commitment to fund part of the construction of a municipal building to the tune of $20 million. For this example, we are assuming that the work will begin in April 2023 and end in April 2026 and that the rate of progress will be constant for four years.

  According to former budgetary practice, the government’s contribution would have been in the form of a repayment of the principal on a loan to be contracted by the municipality over a period of 20 years. The government would thus have anticipated an expenditure of $1 million per year from 2026-2027 to 2045-2046, which would have been voted on annually by the National Assembly.

  Based on the revised application of the accounting standard, the annual expenditure would be $5 million for the years 2023-2024 to 2026-2027, which would be voted annually by the National Assembly for each of the four fiscal years.

In both cases, the government’s expenditure totals $20 million.

Budget 2021-2022
I.40	Budget Plan

❏ An increase in the net debt and the debt representing accumulated deficits since 2012-2013

The modification in the accounting treatment leads to an increase in the net debt and the debt representing accumulated deficits of $12.4 billion as at March 31, 2020. This amount corresponds to subsidies to be paid under infrastructure projects that were built or in progress at this date.

The modification has no impact on gross debt, namely the debt concept monitored by credit rating agencies. This is due in particular to part of this amount having already been advanced by the Ministère des Finances to third parties and that it is therefore already included in the gross debt.

TABLE I.16

Impact on the debt of the change in the application of the accounting standard respecting transfer payments as at March 31, 2020
(millions of dollars and percentage of GDP)

	Previous	Modified
	treatment	treatment	Difference
Gross debt	198 792	198 792	-
Percentage of GDP	43.2	43.2	-
Less: Financial assets, net of other liabilities	-27 479	-15 066	12 413
Net debt	171 313	183 726	12 413
Percentage of GDP	37.2	39.9	2.7
Less: Non-financial assets	-76 107	-76 107	-
Debt representing accumulated deficits	95 206	107 619	12 413
Percentage of GDP	20.7	23.4	2.7

Québec’s
Financial Situation	I.41

This increase in the debt affects the historical data. More than 90% of the increase in the debt of $12.4 billion is attributable to years prior to 2018-2019.

CHART I.11

Increase in the net debt and the debt representing accumulated deficits stemming from the change in the application of the accounting standard respecting transfer payments
(millions of dollars)

(1)

The increase in the net debt and accumulated deficits of $7.5 billion as at April 1, 2012 results from the cumulative amount for projects subsidized by the government that had been completed by the beneficiaries as at that date, but whose expenditures had not yet been recorded in the government’s financial statements.

(2)

The $1 901-million increase in 2017-2018 includes the impact $1 208 million for the transfer on June 1, 2017 of the operations of the Agence métropolitaine de transport to the Autorité régionale de transport métropolitain and the Réseau de transport métropolitain, which are excluded from the reporting entity.

Budget 2021-2022
I.42	Budget Plan

❏ A smaller stabilization reserve

Based on the Public Accounts 2019-2020, the stabilization reserve, which is the sum of the budgetary surpluses since 2015-2016, stood at $12.0 billion. The change in the application of the accounting standard respecting transfer payments leads to a downward adjustment in the reserve of $3.2 billion. As at March 31, 2020, it now stands at $8.8 billion.

TABLE I.17

Impact of the change in the application of the accounting standard respecting transfer payments on budgetary balances and the stabilization reserve since 2015-2016
(millions of dollars)

	2015-	2016-	2017-		2018-	2019-
	2016	2017	2018		2019	2020	Total
Budgetary balance before the change	2 191	2 361	2 622		4 803	4
Impact of the change in the application of the accounting standard	-188	-215	-1 901	(1)	-390	-527	-3 221
Budgetary balance after the change	2 003	2 146	721		4 413	-523
Balance of the stabilization reserve after the change	2 003	4 149	4 870		9 283	8 760
(1)

The $1 901-million increase in 2017-2018 includes the impact $1 208 million for the transfer, on June 1, 2017 of the operations of the Agence métropolitaine de transport to the Autorité régionale de transport métropolitain and the Réseau de transport métropolitain, which are excluded from the reporting entity.

Québec’s
Financial Situation	I.43

❏ Impact of the revised application of the accounting standard on the government’s budget planning

For almost 40 years, annual subsidies have been paid out to third parties based on a schedule that generally corresponds to the pace of repayment of the debt contracted by the beneficiaries to acquire infrastructure.

By changing the application of the accounting standard respecting transfer payments, the government will enter an expenditure based on the pace of eligible work done by the beneficiaries of subsidies.

  This will result in the faster integration of portfolio expenditures in budget planning when the government does not own the subsidized infrastructure.

Furthermore, based on one of the foundations of our parliamentary system, the consent of the National Assembly is required for an amount to be charged to the Consolidated Revenue Fund for an expenditure relative to a department, budget-funded body or special fund to be recorded in the government’s financial statements.

In order to allow the change in application of the accounting standard, the government is modifying its budgetary practice starting in 2021-2022. This will allow the parliamentary authorizations of expenditures to follow the pace of the eligible work done by the beneficiaries of subsidies.

Budget 2021-2022
I.44	Budget Plan

◼ Impact of the revised application of the accounting standard by 2025-2026

The revised application of the accounting standard, which from now on considers the progress of eligible work done by the beneficiaries, will result in an additional cost in the first years of the financial framework because of the quicker recording of the expenditure. Then, an equivalent saving will be discounted.

Note that these are not new expenditures, but expenditures that, in line with the previous practice, were incorporated to the financial framework over a much longer period.

In Budget 2021-2022, the government, taking into account the effect of the revised application of the accounting standard, estimated an annual average financial impact of $639 million to the financial framework by 2025-2026, namely from 2020-2021 to 2025-2026. This concerns the construction projects of municipalities and charter universities, in particular.

  For 2026-2027 and the subsequent years, equivalent savings are expected.

◼ Gradual application measures

For the purposes of the 2021-2022 budget planning and Public Accounts 2020-2021, the Ministère des Finances will change the application of the accounting standard respecting transfer payments based on its estimates of the progress of eligible work carried out by the beneficiaries of transfers.

Information gathering to be implemented

A working committee composed of the main stakeholders in the granting of these subsidies will be created in order to develop the most appropriate periodic reporting mechanisms for the government and beneficiaries. The estimates will gradually be replaced by more specific information on the progress of eligible work carried out by the beneficiaries.

The Ministère des Finances is of the opinion that implementing these mechanisms will take a few years because of the number of programs and diversity of sectors involved (e.g. municipalities, transit authorities, charter universities, non-profit organizations).

The Auditor General of Québec has given the Ministère des Finances her support to gradually implement this gathering of information.

Québec’s
Financial Situation	I.45